SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934


                           Itron, Inc.

                         (Name of Issuer)


                           Common Stock

                  (Title of Class of Securities)


                           465741 10 6

                          (Cusip Number)


Check the following if a fee is being paid with this statement [ X ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on the following page(s))



      CUSIP No. 465741 10 6            13G       Page  2  of  5  Pages


      1     Name of Reporting Person            ARKLA, INC.
            S.S. or I.R.S.Identification No. of Above Person

            I.R.S. Employer Identification No.  72-0120530

      2     Check the Appropriate Box if a Member of a Group*
                                                (a)
            Not Applicable                      (b)

      3     Sec Use Only




      4     Citizenship or Place of Organization

                        State of Delaware


       Number of Shares Beneficially Owned by Each Reporting Person With:

                  5     Sole Voting Power
                        1,982,547

                  6     Shared Voting Power
                                0

                  7     Sole Dispositive Power

                        1,982,547

                  8     Shared Dispositive Power
                                0

                  9     Aggregate  Amount Beneficially Owned by Each Reporting
                        Person

                        1,982,547

      10    Check  Box if  the Aggregate  Amount in  Row (9)  Excludes Certain
            Shares*

                        Not Applicable

      11    Percent of Class Represented by Amount in Row 9
                        18.53%

      12    Type of Reporting Person*
                        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT



                              Page  2   of  5




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

      Item 1(a).  Name of Issuer:

      Itron, Inc.



      Item 1(b).  Address of Issuer's principal executive offices:

      East 15616 Euclid Avenue

      P.O. Box 15788

      Spokane, Washington  99215



      Item 2(a).  Name of person filing:

      Arkla, Inc.



      Item 2(b).  Address of principal business office:

      1600 Smith Street

      Houston,  Texas  77002



      Item 2(c).  Place of organization:

      State of Delaware



      Item 2(d).  Title of class of securities:

      Common Stock


      Item 2(e).        CUSIP Number.

       465741 10 6

                              Page  3   of  5





      Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), indicate type of person filing:

      Not Applicable



Item 4.     Ownership:

      (a)   Amount of beneficially owned:                    1,982,547 shares
      (b)   Percent of class:                                   18.53%
      (c)   Number of shares as to which such person has:
       (i)  Sole power to vote or to direct the vote         1,982,547
       (ii) Shared power to vote or to direct the vote              0
       (iii) Sole power to dispose or to direct the disposition of   1,982,547
       (iv) Shared power to dispose or to direct the disposition of     0


Item 5.     Ownership of five percent or less of a class:

      Not Applicable


Item 6.     Ownership of more than five percent on behalf of another person:

      Other persons are known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of these securities. Those person whose interest relates to more than five
      percent of the class are:                 None


Item 7.     Identification  and  classification   of  the  subsidiaries  which
            acquired the security being reported on by the parent holding company:

      Not Applicable


Item 8.     Identification and classification of members of the group:

      Not Applicable


Item 9.     Notice of dissolution of group:

      Not Applicable


                              Page  4   of  5





Item 10.    Certification:

      The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ARKLA, INC.

DATE:   2/14/94


                                          By:    Michael B. Bracy
                                                Michael B. Bracy
                                                Vice President





                              Page  5   of  5